Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)
The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion: Dated August 20, 2026

Pricing Supplement dated August __, 2026 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023 and the Product Supplement No. 1B dated July 22, 2025

$ Collared Floating Rate Notes, Due August 27, 2029 Royal Bank of Canada

Royal Bank of Canada is offering the Collared Floating Rate Notes (the “Notes”) described below.

•	The Notes will accrue interest, payable quarterly, at a per annum rate equal to the Reference Rate plus a Spread of 0.78% (subject to a Coupon Floor of 0.00% per annum and a Coupon Cap of 5.50% per annum).

•	The Reference Rate is compounded SOFR.

•	Any payments on the Notes are subject to our credit risk.

•	The Notes will not be listed on any securities exchange.

•	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and are subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of Royal Bank of Canada or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

CUSIP: 78014R3W8

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-4 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

	Per Note	Total
Price to public	100.00%	$
Underwriting discounts and commissions(1)	0.00%	$
Proceeds to Royal Bank of Canada	100.00%	$

1) RBC Capital Markets, LLC, acting as our agent, will not receive a commission in connection with its sales of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

RBC Capital Markets, LLC

Collared Floating Rate Notes

KEY TERMS

The information in this “Key Terms” section is qualified by any more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	August 25, 2026
Issue Date:	August 27, 2026
Maturity Date:*	August 27, 2029
Interest Rate:	For each Interest Period, a per annum rate calculated as follows: (a) the Reference Rate for that Interest Period plus (b) the Spread, provided that the Interest Rate will not be less than the Coupon Floor or greater than the Coupon Cap
Reference Rate:	With respect to each Interest Period, compounded SOFR, determined as set forth under “General Terms of the Notes—Reference Rates—Daily SOFR and Compounded SOFR” in the accompanying product supplement, for that Interest Period
Coupon Floor:	0.00% per annum
Coupon Cap:	5.50% per annum
Spread:	0.78%
Interest Payment Dates:*	Quarterly, on the 27th calendar day of February, May, August and November of each year, beginning on November 27, 2026 and ending on the Maturity Date. If an Interest Payment Date is not a business day, interest will be paid on the next business day, without adjustment to the end date of the relevant Interest Period, and no additional interest will be paid in respect of the postponement.
Interest Period:	Each period from and including an Interest Payment Date (or, for the first Interest Period, the Issue Date) to but excluding the next following Interest Payment Date
Payment at Maturity:	We will pay you the principal amount, together with any applicable interest payment, on the Maturity Date. All payments on the Notes are subject to our credit risk.
Day Count Convention:	30 / 360
Canadian Bail-in Powers Acknowledgment:	The Notes are bail-inable notes. See “Agreement with Respect to the Exercise of Canadian Bail-in Powers” below.
Calculation Agent:	RBCCM

* Subject to postponement. See “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

P-2	RBC Capital Markets, LLC

Collared Floating Rate Notes

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, and the product supplement no. 1B dated July 22, 2025. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Product Supplement No. 1B dated July 22, 2025:

https://www.sec.gov/Archives/edgar/data/1000275/000095010325009131/dp231901_424b2-opsn1b.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

P-3	RBC Capital Markets, LLC

Collared Floating Rate Notes

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves risks not associated with an investment in ordinary floating rate notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	The Interest Rate on the Notes Is a Floating Rate and May Be Equal to the Coupon Floor — Interest payable on the Notes will be based, in part, on the Reference Rate for the relevant Interest Period. The Reference Rate could decline significantly, including to a rate equal to or less than zero. If the Interest Rate for any Interest Period is equal to the Coupon Floor, no interest will be payable with respect to that Interest Period. Accordingly, you may not receive any interest payments on the Notes.

•	The Interest Rate on the Notes Will Be Limited to the Coupon Cap — Interest payable on the Notes will not exceed the Coupon Cap. Accordingly, interest payable on the Notes may be less than interest payable on an investment directly linked to the Reference Rate without any cap.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

Risks Relating to the Secondary Market for the Notes

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the Notes. Even if a secondary market for the Notes develops, it may not provide enough liquidity to allow you to easily trade or sell the Notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Certain Built-in Costs Are Likely to Adversely Affect the Market Value of the Notes — While the payment at maturity is based on the full principal amount of your Notes, the public offering price of the Notes includes our estimated profit and the estimated costs relating to our hedging of the Notes. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, our estimated profit or the hedging costs relating to the Notes.

Risks Relating to Conflicts of Interest and Our Trading Activities

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest — You should make your own independent investigation of the merits of investing in the Notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes due to our and our affiliates’ business and trading

P-4	RBC Capital Markets, LLC

Collared Floating Rate Notes

activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect the value of the Notes. Trading by us and our affiliates may adversely affect the level of the Reference Rate and the market value of the Notes. See “Risk Factors—Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any levels of the Reference Rate and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “— Risks Relating to the Reference Rate” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.

Risks Relating to the Reference Rate

•	SOFR Is a Relatively New Reference Rate and its Composition and Characteristics Are Not the Same as LIBOR — The publication of SOFR began in April 2018, and, therefore, it has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. The level of SOFR during the term of the Notes may bear little or no relation to the historical actual or historical indicative SOFR data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data has been released by the Federal Reserve Bank of New York, production of such historical indicative SOFR data inherently involves assumptions, estimates and approximations. No future performance of SOFR may be inferred from any of the historical actual or historical indicative SOFR data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR.

The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months). As a result, there can be no assurance that SOFR (including SOFR, compounded as described in this document) will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For example, since publication of SOFR began in April 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or other market rates. For the same reasons, SOFR is not expected to be a comparable substitute, successor or replacement for LIBOR.

•	The Reference Rate Will Be Affected by a Number of Factors and May Be Volatile — Many factors may affect the Reference Rate including, but not limited to:

•	supply and demand for overnight U.S. Treasury repurchase agreements;

•	sentiment regarding underlying strength in the U.S. and global economies;

•	expectations regarding the level of price inflation;

•	sentiment regarding credit quality in the U.S. and global credit markets;

•	central bank policy regarding interest rates;

•	inflation and expectations concerning inflation;

•	performance of capital markets; and

•	any statements from public government officials regarding the cessation of the Reference Rate.

P-5	RBC Capital Markets, LLC

Collared Floating Rate Notes

These and other factors may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market. Additionally, these factors may cause the Reference Rate to be volatile, and volatility of the Reference Rate may adversely affect your return on the Notes.

•	The Reference Rate with Respect to a Particular Interest Period Will Be Capable of Being Determined Only Near the End of the Relevant Interest Period — The Reference Rate is applicable to a particular Interest Period and, therefore, the amount of interest payable with respect to that Interest Period cannot be determined until near the end of that Interest Period. As a result, you will not know the amount of interest payable with respect to a particular Interest Period until shortly prior to the related Interest Payment Date, and it may be difficult for you to reliably estimate the amount of interest that will be payable on that Interest Payment Date.

•	SOFR May Be Modified or Discontinued and the Notes May Bear Interest by Reference to a Rate Other than SOFR, Which Could Adversely Affect the Value of the Notes — SOFR is published by the Federal Reserve Bank of New York based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the amount of interest payable on the Notes and the trading prices of the Notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR data in its sole discretion and without notice. The interest rate for any Interest Period will not be adjusted for any modifications or amendments to SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that Interest Period has been determined.

•	Uncertainty as to Some of the Potential Benchmark Replacements and any Benchmark Replacement Conforming Changes We Make May Adversely Affect the Return on and the Market Value of the Notes — If the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of the Reference Rate, then the Interest Rate will no longer be determined by reference to compounded SOFR, but instead will be determined by reference to a different rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described below.

If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (such as the Alternative Reference Rates Committee), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, the Calculation Agent. In addition, the terms of the Notes expressly authorize the Calculation Agent to make Benchmark Replacement Conforming Changes with respect to, among other things, changes to the definition of “Interest Period,” the methodology, timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest rate on the Notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Notes in connection with a Benchmark Transition Event, could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of the Reference Rate, the Benchmark Replacement may not be the economic equivalent of the Reference Rate, there can be no assurance that the Benchmark Replacement will perform in the same way as the Reference Rate would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for the Reference Rate (each of which means that a Benchmark Transition Event could adversely affect the value of the Notes, the return on the Notes and the price at which you may sell the Notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for Notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

P-6	RBC Capital Markets, LLC

Collared Floating Rate Notes

AGREEMENT WITH RESPECT TO THE EXERCISE OF CANADIAN BAIL-IN POWERS

By its acquisition of the Notes, each holder or beneficial owner is deemed to (i) agree to be bound, in respect of that Note, by the CDIC Act, including the conversion of that Note, in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that Note in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that Note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or that Note, any other law that governs that Note and any other agreement, arrangement or understanding between that holder or beneficial owner and the Bank with respect to that Note.

Holders and beneficial owners of any Note will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the principal amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by the Bank by the issuance of common shares of the Bank (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Description of Notes We May Offer―Special Provisions Related to Bail-inable Notes” in the accompanying prospectus supplement for a description of provisions applicable to the Notes as a result of Canadian bail-in powers.

P-7	RBC Capital Markets, LLC

Collared Floating Rate Notes

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations,” focusing particularly on the section entitled “—Tax Consequences to U.S. Holders—Notes Treated as Debt Instruments—Notes Treated as Variable Rate Debt Instruments.” The following discussion, when read in combination with “United States Federal Income Tax Considerations” in the accompanying product supplement, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes. This discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you. In the opinion of our counsel, which is based on representations provided by us, it is reasonable to treat the Notes for U.S. federal income tax purposes as Single Rate VRDIs (as defined in the accompanying product supplement) that are issued without original issue discount. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

After the initial offering of the Notes, the public offering price of the Notes may change.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

P-8	RBC Capital Markets, LLC